UWM Holdings Corporation
585 South Boulevard E.
Pontiac, Michigan 48341

February 5, 2026

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Attention: Ms. Madeline Joy Mateo

Re: UWM Holdings Corporation
Registration Statement on Form S-4
Filed January 30, 2026
File No. 333-293106

Dear Ms. Mateo:

UWM Holdings Corporation (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 9:00 a.m. Eastern Time on February 9, 2026, or as soon as practicable thereafter, unless the Company notifies you otherwise prior to such time.

Once the Registration Statement has been declared effective, please contact our counsel, Kara L. MacCullough of Greenberg Traurig, P.A., at (954) 768-8255 to orally confirm that event or if you have any questions or require additional information regarding this matter.

[Signature Page Follows]

Very truly yours,

UWM Holdings Corporation

By:	/s/ Adam Wolfe
Name:	Adam Wolfe
Title:	Executive Vice President, Chief Legal and Administrative Officer

cc: Kara MacCullough, Esq.
Greenberg Traurig, P.A.